UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2009

Koninklijke Philips Electronics N.V. ———————————————————————————————————
(Translation of registrant’s name into English)

The Netherlands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report comprises a copy of the following press releases:

-   “Philips CEO updates market on implementation of strategy to become the leading company in Health & Well-being”, dated June 10, 2009;
-  “Philips CFO updates market on implementation of strategy to become the leading company in Health & Well-being”, dated June 12, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Philips Electronics N.V.

Date: June 12, 2009	By:	/s/ E.P. Coutinho
	Name:	E.P. Coutinho
	Title:	General Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.01	Press release
99.02	Press release